As filed with the Securities and Exchange Commission on
                  February 6, 2003 Registration No. 333-11642
              ====================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  ------------
                       POST-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
    THE SECURITIES ACT OF 1933 AS Amended FOR DEPOSITARY SHARES EVIDENCED BY
                               DEPOSITARY RECEIPTS
                                 --------------


                  INTERSHOP Communications Aktiengesellschaft
   (Exact name of issuer of deposited securities as specified in its charter)
                            ------------------------
                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                  (Translation of issuer's name into English)
                             ---------------------

                          FEDERAL REPUBLIC OF GERMANY
           (Jurisdiction of incorporation or organization of issuer)

                             ---------------------


                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                         ------------------------------

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
         (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                         ------------------------------

                             CT Corporation System
                               111 Eighth Avenue
                            New York, New York 10011
                                 212) 894-8940

      (Name, address, including zip code, and telephone number, including area code of agent for service)
                        --------------------------------
                                   Copies to:
        John W. Campbell, Esq.                  Frettra M. Miller, Esq.
        Morrison & Foerster LLP                 Citibank, N.A.
        425 Market Street                       111 Wall Street 15th Floor Zone9
        San Francisco, California 94105         New York, New York 10043
        Telephone: (415) 268-7197               Telephone:  (212) 657-2150
                        --------------------------------
It is proposed that this filing become effective under Rule 466:
                                                |X|   immediately upon filing.
                                                |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

             This Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (Commission File No. 333-11642) may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

Item Number and Caption                                 Location in Form of
-----------------------
                                                        American Depositary
                                                        Receipt ("Receipt")
                                                        Filed Herewith as
                                                        Prospectus
                                                        ----------------------

1.  Name and address of Depositary              Face of Receipt - Introductory
                                                ----------------
                                                Paragraph.

2.  Title of Receipts  and identity             Face of Receipt - Top  center
                                                ---------------
    of deposited securities                     and  Introductory Paragraph.

    Terms of Deposit:

   (i)  The amount of deposited                 Face of Receipt - Upper   right
                                                ------------------
        securities represented by               corner, introductory paragraph
        one American Depositary
        Share

   (ii) The procedure for voting,               Reverse of Receipt - Paragraphs
                                                ------------------
        if any, the deposited                   (16) and (17).
        securities

   (iii)The collection and                      Reverse of Receipt - Paragraph
                                                ------------------
        distribution of dividends               (14)

   (iv) The transmission of                     Face  of Receipt - Paragraphs
                                                ----------------
        notices, reports and proxy              (13) and  (16).
        soliciting material

   (v)  The sale or exercise of                 Reverse of Receipt - Paragraphs
                                                ------------------
        rights                                  (14) and  (16).

   (vi) The deposit or sale of                  Reverse  of Receipt - Paragraphs
                                                -------------------
        securities resulting                    (14) and (18).
        from   dividends, splits or
        plans of reorganization

   (vii)Amendment, extension or                 Reverse  of Receipt - Paragraphs
                                                -------------------
        termination of the deposit              (22) and (23) (no provision for
        agreement                               extension).



   (viii)Rights of holders of                   Face  of Receipt - Paragraph
                                                ----------------
        Receipts to inspect the                 (13).
        transfer books of the
        depositary and the list of
        holders of Receipts

   (ix) Restrictions upon the right             Face of Receipt - Paragraphs
                                                ---------------
        to deposit or withdraw the              (2), (3), (4), (6), (7) and (9).
        underlying securities

   (x)  Limitation upon the                     Face of Receipt - Paragraph 7
                                                ---------------
        liability of the depositary             Reverse of Receipt - Paragraphs
                                                ------------------
                                                (19) and (20);

3.  Fees and charges which may be               Face of Receipt - Paragraph (10)
                                                ---------------
    imposed directly or indirectly
    against holders of Receipts

Item 2.  AVAILABLE INFORMATION                  Face of Receipt - Paragraph (13)
                                                ---------------



2(a). Intershop Communications AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at the public reference facility maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                   PROSPECTUS




           The Prospectus consists of the Form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to Form F-6 Registration Statement and incorporated herein by reference.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


               (a)(i) Form of Amendment No. 2 to Deposit Agreement, by and among Intershop Communications AG, a Stock Corporation (Aktiengesellschaft) organized under the laws of Germany and its successors (the "Company"), Citibank, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), issued thereunder including the amended Form of ADR to be issued thereunder. Filed herewith as Exhibit (a)(i).

               (a)(ii) Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs, evidencing ADSs, issued thereunder. Filed herewith as Exhibit (a)(ii).


               (a)(iii) Deposit Agreement, dated as of September 29, 2000, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, evidenced by ADRs, issued thereunder, (including the form of American Depositary Receipt to be issued thereunder).*

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None.

               (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*

               (e)      Power of Attorney for the Company.*

               (f)      Rule 466 Certification -  Filed herewith as Exhibit (f).

Item 4.  UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty (30) days before any change in the fee schedule.

--------------------------------------------------------------------------------
*Previously filed and incorporated by reference to Registration Statement No. 333-11642

                                   SIGNATURES
                                   ----------



               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of September 29, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, as proposed to be amended by the form of Amendment No. 2 to Deposit Agreement (as so amended, the "Deposit Agreement") by and among Intershop Communications Stock Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"), issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of February, 2003.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares each representing one
                                        (1) Bearer Ordinary Share, no par value, of Intershop Communications Stock Corporation, as amended by Amendment
                                        No. 1 to Deposit Agreement and proposed
                                        to be further amended by Form of
                                        Amendment No. 2 to Deposit Agreement.


                                        CITIBANK, N.A., as Depositary



                                        By:   /s/ Jo An Ward
                                            ----------------------------------
                                        Name:  Jo Ann Ward
                                        Title: Vice President

                                   SIGNATURES



               Pursuant to the requirements of the Securities Act of 1933, as amended, INTERSHOP Communications Stock Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fina, on the 30th day of January, 2003.




                                      INTERSHOP Communications Stock Corporation




                                      By:  /s/ Stephan Schambach
                                          -----------------------------------
                                           Name:  Stephan Schambach
                                           Title: Chairman of the Management
                                                  Board,
                                                  Chief Executive Officer and
                                                  Vorstandsversitzender

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Form F-6 Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signatures                      Title                           Date
                                Chairman of the Management    January 30, 2003
/s/ Stephan Schambach           Board, Chief Executive
---------------------
Stephan Schambach               Officer

            Signature of Authorized Representative of the Registrant


               Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant, has signed this Registration Statement on Form F-6, or amendment thereto, in his capacity as an authorized officer of INTERSHOP Communications Stock Corporation in ________________on February 3, 2003.



                                      INTERSHOP COMMUNICATIONS STOCK CORPORATION



                                      By:   /s/ Gary Di Orio
                                           ------------------------------
                                      Name: Gary Di Orio
                                       Title: President

                               Index to Exhibits
                               -----------------

                                                                Sequentially
Exhibit                         Document                        Numbered Page
-------                         --------                        -------------


(a)(i)                          Form of Amendment No. 2
                                to Deposit Agreement

(a)(ii)                         Amendment No. 1 to
                                Deposit Agreement, dated
                                February 25, 2002

(f)                             Rule 466 Certification

              (a)(i) Form of Amendment No. 2 to Deposit Agreement

                   INTERSHOP Communications Stock Corporation

                                       AND

                                 CITIBANK, N.A.,
                                  As Depositary

                                       AND

                    HOLDERS AND BENEFICIAL OWNERS OF AMERICAN
                        DEPOSITARY SHARES EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS



                        --------------------------------
                                 Amendment No. 2

                                       to

                                Deposit Agreement


                         Dated as of ___________, 2003

                      AMENDMENT NO. 2 TO DEPOSIT AGREEMENT

         AMENDMENT NO. 2 TO DEPOSIT AGREEMENT, is made as of ___________, 2003 (the "Amendment"), by and among INTERSHOP Communications AG, a Stock Corporation (Aktiengesellschaft) organized under the laws of Germany and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement.

                           W I T N E S S E T H T H A T

         WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of September 29, 2000 as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, as so amended (the "Deposit Agreement"), to establish a facility to provide for the deposit of the Company's Bearer Ordinary Shares no par value (the "Shares") and the creation of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), representing the Shares so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

         WHEREAS, the Company has elected to change the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) five (5) Shares to one (1) ADS to (ii) one (1) Share to one (1) ADS, and desires to amend the Deposit Agreement to effect such change; and,

         WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the Form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:

                                    ARTICLE I

                                  DEFINITIONS
                                  -----------

         SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                       -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

         SECTION 2.01. Deposit Agreement. All references in the Deposit
                       -----------------
Agreement to the term "Deposit Agreement" shall, as of the Effective Date (as herein defined), refer to the Deposit Agreement, dated as of September 29, 2000, as amended by Amendment No. 1 to Deposit Agreement, dated as of February 25, 2002, and as further amended by this Amendment.

         SECTION 2.02. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to each ADS representing five (5) Shares shall, as of the Effective Date (as defined herein), refer to each ADS representing one (1) Share.


                                   ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references in the ADRs issued and
                       ---------------
outstanding as of the Effective Date made to each ADS representing five (5) Shares shall as of the Effective Date (as defined herein) refer to each ADS representing one (1) Share.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Section 4.01.     Representations and Warranties.  The Company
                           ------------------------------
represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence in Germany of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder, as of the date hereof, neither of such agreements need to be filed or recorded with any court or other authority in Germany, nor does any stamp or similar tax need to be paid in Germany on or in respect of such agreements; and

         (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                    ARTICLE V

                                 MISCELLANEOUS
                                 -------------

         SECTION  5.01.  Effective  Date.  This  Amendment  is dated as of the
                         ---------------
date set forth above and shall be effective as of such date (the "Effective Date").

         SECTION 5.02. New Receipts. From and after the Effective Date, the
                       ------------
Depositary shall arrange to have new ADRs printed or amended that reflect the change to the form of Receipt effected by this Amendment. All Receipts issued hereunder after the Effective Date, once such new Receipts are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing Receipts, shall be substantially in the form of the specimen Receipt attached as Exhibit A hereto. However, Receipts issued prior or subsequent to the date hereof, which do not reflect the change to the form of Receipt effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

         SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                       ------------------------------
directed to send notices informing the Holders of: (i) the terms of this Amendment; (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

         SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                       ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.

         SECTION 5.05.  Ratification.  Except as expressly amended hereby, the
                        ------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

         SECTION 5.06.  Counterparts.  This Amendment may be executed in two or
                        ------------
more parts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                    INTERSHOP COMMUNICATIONS AG

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------


                                    CITIBANK, N.A., as Depositary

                                    By:
                                       -----------------------------------------
                                    Name:
                                         ---------------------------------------
                                    Title:
                                          --------------------------------------

                                   EXHIBIT A

                                [FORM OF RECEIPT]

Number   CUSIP NUMBER:  ________


                                        American Depositary Shares (every one
                                        American Depositary Share representing
                                        one fully paid Bearer Ordinary Share, no par value)

                          AMERICAN DEPOSITARY RECEIPT

                                      FOR

                           AMERICAN DEPOSITARY SHARES

                                  representing

                        DEPOSITED BEARER ORDINARY SHARES

                                       of

                          INTERSHOP Communications AG

                (Incorporated in the Federal Republic of Germany
                   and registered under the laws of Germany)





         CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as depositary (the "Depositary"), hereby certifies that _____________ is the owner of ___________ American Depositary Shares (hereinafter "ADS"), representing deposited Bearer Ordinary Shares (the "Shares") of INTERSHOP Communications AG, a corporation incorporated in the Federal Republic of Germany and registered under the laws of Germany (the "Company"). As of the date of the Deposit Agreement (as hereinafter defined), every one (1) ADS represents one (1) Share deposited under the Deposit Agreement with the Custodian, which at the date of the execution of the Deposit Agreement is Citibank Aktiengesellschaft (the "Custodian"). The ratio of American Depositary Shares to Shares is subject to amendment as provided in

Article IV of the Deposit Agreement. The Depositary's Principal Office is located at 111 Wall Street, New York, New York 10043, U.S.A.


         (1) The Deposit Agreement. This American Depositary Receipt is one of
             ---------------------
an issue of American Depositary Receipts ("Receipts"), all issued and to be issued upon the terms and conditions set forth in the Deposit Agreement, dated as of September 29, 2000 (as amended from time to time, the "Deposit Agreement"), by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Shares ("ADSs") evidenced by Receipts issued thereunder, each of whom by accepting an ADS (or an interest therein) agrees to become a party thereto and becomes bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights and obligations of Holders and Beneficial Owners of Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the Principal Office of the Depositary and with the Custodian.

         The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and the Articles of Association (Satzung) of the Company (as in effect on the date of the signing of the Deposit Agreement) and are qualified by and subject to the detailed provisions of the Deposit Agreement and the Articles of Association (Satzung), to which reference is hereby made. All capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Deposit Agreement. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities. The Depositary has made arrangements for the acceptance of the ADSs into DTC. Each Beneficial Owner of ADSs held through DTC must rely on the procedures of DTC and the DTC Participants to exercise and be entitled to any rights attributable to such ADSs.
         (2)      Surrender of Receipts and Withdrawal of Deposited Securities.
                  ------------------------------------------------------------
         The Holder of this Receipt (and of the ADSs evidenced hereby) shall be entitled to Delivery (at the Custodian's designated office) of the Deposited Securities at the time represented by the ADS(s) evidenced hereby upon satisfaction of each of the following conditions: (i) the Holder (or a duly authorized attorney of the Holder) has duly Delivered to the Depositary at its Principal Office the ADSs evidenced hereby (and, if applicable, this Receipt) for the purpose of withdrawal of the Deposited Securities represented thereby,
(ii) if so required by the Depositary, this Receipt has been properly endorsed in blank or is accompanied by proper instruments of transfer in blank (including signature guarantees in accordance with standard securities industry practice),
(iii) if so required by the Depositary, the Holder of the ADSs has executed and delivered to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be Delivered to or upon the written order of the person(s) designated in such order, and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 and Exhibit B hereof) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement, of the Company's Articles of Association (Satzung) and of any applicable laws and to any provisions of or governing the Deposited Securities, in each case as in effect at the time thereof.
         Upon satisfaction of each of the conditions specified above, the Depositary (i) shall cancel the ADSs Delivered to it (and, if applicable, the Receipt evidencing the ADSs so Delivered), (ii) shall direct the Registrar to record the cancellation of the ADSs so Delivered on the books maintained for such purpose, and (iii) shall direct the Custodian to Deliver (without unreasonable delay) at the Custodian's designated office the Deposited Securities represented by the ADSs so cancelled together with any certificate or other document of or relating to title for the Deposited Securities, or evidence of the electronic transfer thereof (if available), as the case may be, to or upon the written order of the person(s) designated in the order delivered to the Depositary for such purpose, subject however, in each case, to the terms and conditions of the Deposit Agreement, of this Receipt, of the Articles of

Association (Satzung) of the Company, of applicable laws and to the terms and conditions of or governing the Deposited Securities, in each case as in effect at the time thereof.
         The Depositary shall not accept for surrender ADSs representing less than one Share. In the case of surrender of ADSs representing other than a whole number of Shares, the Depositary shall cause ownership of the appropriate whole number of Shares to be Delivered in accordance with the terms hereof, and shall, at the discretion of the Depositary, either (i) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional Share, or (ii) sell or cause to be sold the fractional Shares represented by the ADSs so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the ADSs. Notwithstanding anything else contained in this Receipt or the Deposit Agreement, the Depositary may make delivery at the Principal Office of (i) any cash dividends or cash distributions, or (ii) any proceeds from the sale of any distributions of stock or rights, which may at the time be held by the Depositary in respect of the Deposited Securities represented by the ADSs evidenced by this Receipt. At the request, risk and expense of any Holder surrendering ADSs represented by this Receipt, and for the account of such Holder, the Depositary shall direct the Custodian to forward (to the extent permitted by law) any cash or other property (other than securities) held by the Custodian in respect of the Deposited Securities represented by such ADSs to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.
         (3) Transfer of Receipts. The Registrar shall register the transfer of
             --------------------
this Receipt (and of the ADSs represented thereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts evidencing the same aggregate number of ADSs as those evidenced by this Receipt when cancelled, shall cause the Registrar to countersign such new Receipts, and shall Deliver such new Receipts to or upon the order of the person entitled thereto, if each of the following conditions has been satisfied: (1) this Receipt has been duly Delivered by the Holder (or by a duly authorized agent or attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a transfer thereof, (ii) this Receipt has been properly endorsed or is accompanied by proper instruments of transfer (including signature guarantees in accordance with standard securities industry practice),
(iii) this Receipt has been duly stamped (if required by the laws of the State of New York or of the United States), and (iv) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and governmental charges (as are set forth in Section 5.9 and Exhibit B to the Deposit Agreement) have been paid, in each case, however, subject to the terms and conditions of this Receipt, of the Deposit Agreement, of the Company's Articles of Association and of applicable law, in each case as in effect at the time thereof.

         (b) Combination and Split-Up. The Registrar shall register the split-up
             ------------------------
or combination of this Receipt (and of the ADSs represented hereby) on the books maintained for such purpose and the Depositary shall cancel this Receipt and execute new Receipts for the number of ADSs requested, but in the aggregate not exceeding the number of ADSs evidenced by this Receipt (when cancelled), shall cause the Registrar to countersign such new Receipts and shall Deliver such new Receipts to or upon the order of the Holder thereof, if each of the following conditions has been satisfied: (i) this Receipt has been duly Delivered by the Holder (or by a duly authorized agent or attorney of the Holder) to the Depositary at its Principal Office for the purpose of effecting a split-up or combination hereof, and (ii) all applicable fees and charges of, and expenses incurred by, the Depositary and all applicable taxes and government charges (as are set forth in Section 5.9 and Exhibit B to the Deposit Agreement) have been paid, subject, however, in each case, to the terms and conditions of this Receipt, of the Deposit Agreement, of the Company's Articles of Association and of applicable law, in each case, as in effect at the time thereof.
         (4) Pre-Conditions to Registration, Transfer, Etc. As a condition
             ---------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or the Custodian may require (i) payment from the depositor of Shares or presenter of ADSs or of a Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and charges of the Depositary as provided in the Deposit Agreement and in this Receipt, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature or any other matters and
(iii) compliance with (A) any laws or governmental regulations relating to the execution and delivery of Receipts and ADSs or to the withdrawal of Deposited Securities and (B) such reasonable regulations of the Depositary or the Company consistent with the Deposit Agreement and applicable law.
         The issuance of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of ADSs against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Company, Depositary, a Registrar or the Share Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange upon which the Receipts or Share are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Deposited Securities or any meeting of shareholders of the Company or for any other reason, subject in all cases to Article (24) hereof. Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, Holders are entitled to surrender outstanding ADSs to withdraw the

Deposited Securities at any time subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities, and (iv) other circumstances specifically contemplated by Section I.A.(1) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time).
         (5) Compliance With Information Requests. Notwithstanding any other
             ------------------------------------
provision of the Deposit Agreement or this Receipt, each Holder and Beneficial Owner of the ADSs represented hereby agrees to comply with requests from the Company pursuant to German law, the rules and requirements of the Neuer Markt of the Frankfurt Stock Exchange, the Nasdaq National Market, and of any stock exchange on which Shares or ADSs are or will be registered, traded or listed, the Articles of Association (Satzung) of the Company, which are made to provide information as to the capacity in which such Holder or Beneficial Owner owns ADSs (or Shares, as the case may be) the number of shares held by such Holder or Beneficial Owner and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest and various other matters, whether or not they are Holders and/or Beneficial Owners at the time of such request. The Depositary agrees to use reasonable efforts to forward, upon the request of the Company and at the Company's expense, any such requests to the Holders and to forward to the Company any such responses to such requests received by the Depositary. Each Holder and each Beneficial Owner agree to comply with all applicable provisions of German law and the Company's Articles of Association regarding the notification of such person's interest in Shares, which provisions at the date of the Agreement, the statutory notification obligations of the Stock Corporation Act apply to any enterprise that, either directly or by way of imputation pursuant to the provisions of
Section 16(4) of the Stock Corporation Act, owns more than 25% of the shares of, or more than 50% of the shares of or the voting rights in, the Company or, after having exceeded either of these thresholds, no longer owns more than 25% of the shares or more than 50% of the shares or of the voting rights, respectively. Each Holder and each Beneficial Owner acknowledge that failure to provide on a timely basis any required notification of an interest in Shares may result in withholding of certain rights, including voting and dividend rights in respect of the Shares in which such Holder or Beneficial Owner has an interest
         (6) Ownership Restrictions. The Company may restrict transfers of the
             ----------------------
Shares where such transfer might result in ownership of Shares exceeding limits under applicable law or the Articles of Association (Satzung) of the Company. The Company may also restrict, in such manner as it deems appropriate, transfers of ADSs where such transfer may result in the total number of Shares represented by the ADSs owned by a single Holder or Beneficial Owner to exceed any such limits. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including but not limited to the imposition of restrictions on the transfer of ADSs, the removal or limitation of voting rights or a mandatory sale or disposition on behalf of a Holder or Beneficial Owner of the Shares represented by the ADSs held by such Holder or Beneficial Owner in excess of such limitations, if and to the extent such disposition is permitted by applicable law and the Articles of Association (Satzung) of the Company.
         (7) Liability of Holder for Taxes, Duties and Other Charges. If any tax
             -------------------------------------------------------
or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities or ADSs, such tax, or other governmental charge shall be payable by the Holders and Beneficial Owners to the Depositary. The Company, the Custodian and/or Depositary may withhold or deduct from any distributions made in respect of Deposited Securities and may sell for the account of the Holder and/or Beneficial Owner any or all of the Deposited Securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, the Holder and the Beneficial Owner hereof remaining liable for any deficiency. The Custodian may refuse the deposit of Shares and the Depositary may refuse to issue ADSs, to deliver Receipts, register the transfer, split-up or combination of ADRs and (subject to Article (24) hereof) the withdrawal of Deposited Securities until payment in full of such tax, charge, penalty or interest is received; provided however, that the Company shall incur no liability to any person on account of such refusal. Every Holder and Beneficial Owner agrees to indemnify the Depositary, the Company, the Custodian and any of their agents, employees and Affiliates for, and hold each of then harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for such Holder and/or Beneficial Owner.
         (8) Representations and Warranties of Depositors. Each person
             --------------------------------------------
depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that (1) such Shares (and the certificates therefor) are duly authorized, validly issued, fully paid, non-assessable and legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Shares, have been validly waived, exercised or excluded, (iii) the person making such deposit is duly authorized so to do and (iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim and are not, and the ADSs issuable upon such deposit will not be, Restricted Securities and the Share presented for deposit have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs. If any such representations or warranties are false in any way, the Company and Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof.

         (9) Filing Proofs, Certificates and Other Information. Any person
             -------------------------------------------------
presenting Shares for deposit, any Holder and any Beneficial Owner may be required, and every Holder and Beneficial Owner agrees, from time to time to provide to the Depositary and the Custodian such proof of citizenship or residence, taxpayer status, payment of all applicable taxes or other governmental charges, exchange control approval, legal or beneficial ownership of ADSs and Deposited Securities, compliance with applicable laws and the terms of the Deposit Agreement and the provisions of, or governing, the Deposited Securities, to execute such certifications and to make such representations and warranties and to provide such other information or documentation (or, in the case of Shares in registered form presented for deposit, such information relating to the registration of such Shares) as the Depositary or the Custodian may deem necessary or proper or as the Company may reasonably require by written request to the Depositary consistent with its obligations under the Deposit Agreement. Subject to Article (24) hereof and the terms of the Deposit Agreement, the Depositary and the Registrar, as applicable, may withhold the delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed, or such representations and warranties made or such information and documentation are provided, in each case to the Depositary's, the Registrar's and the Company's satisfaction.

         (10) Charges of Depositary.  The Depositary shall charge the following
              ---------------------
fees for the services performed under the terms of the Deposit Agreement:
              (1) to any person to whom ADSs are issued upon the deposit of Shares, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so issued under the terms of the Deposit Agreement (excluding issuances pursuant to paragraph (iv) below);
              (ii) to any person surrendering ADSs for cancellation and withdrawal of Deposited Securities, property or cash, a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) so surrendered;
              (iii) to any Holder of ADRs, a fee not in excess of U.S. $ 2.00 per 100 ADSs (or portion thereof) held for (a) the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements);
              (iv)     to any Holder of ADRs, a fee not in the excess of U.S.
                       $ 5.00 per 100 ADSs (or portion thereof) held for the distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights; and
              (v) To any Holder of ADRs wishing to transfer such ADRs a fee of $1.50 per certificate presented.

         In addition, Holders, Beneficial Owners, person depositing Shares for deposit and person surrendering ADSs for cancellation and withdrawal of Deposited Securities will be required to pay the following charges:
              (i) taxes (including applicable interest and penalties) and other governmental charges;
              (ii) such registration fees as may from time to time be in effect for the registration of Shares or other
                       Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
              (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or Holders and Beneficial Owners of ADSs;
              (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;
              (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs, and
              (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

         Any other charges and expenses of the Depositary under the Deposit Agreement will be paid by the Company upon agreement between the Depositary and the Company. All fees and charges may, at any time and from time to time, be changed by agreement between the Depositary and Company but, in the case of fees and charges payable by Holders or Beneficial Owners, only in the manner contemplated by Article (22) of this Receipt. The Depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request. The charges and expenses of the Custodian are for the sole account of the Depositary
         (11) Title to Receipts. It is a condition of this Receipt, and every
              -----------------
successive Holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt (and to each ADS evidenced hereby) shall be transferable on the same terms as a certificated security under the laws of the State of New York, provided that the Receipt has been properly endorsed or is accompanied by proper instruments of transfer. Notwithstanding any notice to the contrary, the Depositary may deem and treat the Holder of this Receipt (that is, the person in whose name this Receipt is registered on the books of the Depositary) as the absolute owner thereof for all purposes. The Depositary shall have no obligation nor be subject to any liability under the Deposit Agreement or this Receipt to any holder of this Receipt or any Beneficial Owner unless such holder is the Holder of this Receipt registered on the books of the

Depositary or, in the case of a Beneficial Owner, such Beneficial Owner or the Beneficial Owner's representative is the Holder registered on the books of the Depositary.
         (12) Validity of Receipt. This Receipt (and the Americana Depositary
              -------------------
Shares represented hereby) shall not be entitled to any benefits under the Deposit Agreement or be valid or enforceable for any purpose against the Depositary or the Company unless this Receipt has been (1) dated, (ii) signed by the manual or facsimile signature of a duly authorized signatory of the Depositary, (iii) countersigned by the manual or facsimile signature of a duly authorized signatory of the Registrar, and (iv) registered in the books maintained by the Registrar for the registration of issuances and transfers of Receipts. Receipts bearing the facsimile signature of a duly-authorized signatory of the Depositary or the Registrar, who at the time of signature was a duly authorized signatory of the Depositary or the Registrar, as the case may be, shall bind the Depositary, notwithstanding the fact that such signatory has ceased to be so authorized prior to the delivery of such Receipt by the Depositary.
         (13) Available Information; Reports; Inspection of Transfer Books. The
              ------------------------------------------------------------
Company will be, on or before the date of the initial deposit of Shares hereunder subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission. These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at

Seven World Trade Center, 13th Floor, New York, New York 10048. The Depositary shall make available for inspection by Holders at its Principal Office any reports and communications, including any proxy soliciting materials, received from the Company which are both (a) received by the Depositary, the Custodian, or the nominee of either of them as the holder of the Deposited Securities and
(b) made generally available to the holders of such Deposited Securities by the Company.
         The Registrar shall keep books for the registration of issuances and transfers of Receipts which at all reasonable times shall be open for inspection by the Company and by the Holders of such Receipts, provided that such inspection shall not be, to the Registrars knowledge, for the purpose of communicating with Holders of such Receipts in the interest of a business or object other than the business of the Company or other than a matter related to the Deposit Agreement or the Receipts.
         The Registrar may close the transfer books with respect to the Receipts, at any time or from time to time, when deemed necessary or advisable by it in good faith in connection with the performance of its duties hereunder, or at the reasonable written request of the Company subject, in all cases, to Article (24) hereof.

Dated:                                              CITIBANK, N.A.,
                                                    as Depositary

Countersigned
By:_______________________                          By: ___________________

Authorized Representative                                   Vice President

         The address of the Principal Office of the Depositary is 111 Wall Street, New York, New York 10043, U.S.A.

                          [FORM OF REVERSE OF RECEIPT]

                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS

                            OF THE DEPOSIT AGREEMENT

         (14) Dividends and Distributions in Cash, Shares, etc. Whenever the
              ------------------------------------------------
Depositary receives confirmation from the Custodian of receipt of any cash dividend or other cash distribution on any Deposited Securities, or receives proceeds from the sale of any Shares, rights securities or other entitlements under the Deposit Agreement, the Depositary will, if at the time of receipt thereof any amounts received in a Foreign Currency can, in the reasonable judgment of the Depositary (upon the terms of the Deposit Agreement), be converted on a practicable basis into Dollars transferable to the United States, promptly convert or cause to be converted such dividend, distribution or proceeds into Dollars (upon the terms of the Deposit Agreement) and will distribute promptly the amount thus received (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the Holders entitled thereto as of the ADS Record Date in proportion to the number of ADS held as of the ADS Record Date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent, and any balance not so distributed shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of ADSs then outstanding. If the Company, the Custodian or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, duties or other governmental charges, the amount distributed to Holders on the ADSs representing such Deposited Securities shall be reduced accordingly. Such withheld amounts shall be forwarded by the Company to the relevant governmental authority.
         If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Company shall or cause such Shares to be deposited with the Custodian and registered, as the case may be, in the name of the Depositary, the Custodian or their nominees. Upon receipt of confirmation of such deposit from the Custodian, the Depositary shall, subject to and in accordance with the Deposit Agreement, establish the ADS Record Date and either (i) distribute to the Holders as of the ADS Record Date in proportion to the number of ADSs held as of the ADS Record Date, additional ADSs, which represent in aggregate the number of Shares received as such dividend, or free distribution, subject to the terms of the Deposit Agreement (including, without limitation, (a) the applicable fees and charges of. and expenses incurred by, the Depositary and (b) taxes), or (ii) if additional ADSs are not so distributed, each ADS issued and outstanding after the ADS Record Date shall, to the extent permissible by law, thenceforth also represent rights and interest in the additional integral number of Shares distributed upon the Deposited Securities represented thereby (net (a) of the applicable fees and charges of, and the expenses incurred by, the Depositary, and (b) taxes). In lieu of delivering fractional ADSs, the Depositary shall sell the number of Shares or ADSs as the case may be, represented by the aggregate of such fractions and distribute the net proceeds upon the terms set forth in the Deposit Agreement.
         In the event that the Depositary reasonably determines that any distribution in property (including Shares) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, or, if the Company, in the fulfillment of its obligations under the Deposit Agreement, has furnished an opinion of U.S. counsel determining that Shares must be registered under the Securities Act or other laws in order to be distributed to Holders (and no such registration statement has been declared effective), the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable and the Depositary shall distribute the net proceeds of any such sale (after deduction of (a) taxes and fees and (b) charges of, and expenses incurred by, the Depositary) to Holders entitled thereto upon the terms of the Deposit Agreement. The Depositary shall hold and/or distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

         Upon timely receipt of a notice indicating that the Company wishes an elective distribution to be made available to Holders upon the terms described in the Deposit Agreement, the Company and the Depositary shall determine whether such distribution is lawful and reasonably practicable. If so, the Depositary shall, to the extent permitted by applicable law and subject to the terms and conditions of the Deposit Agreement, and the Company's Articles of Association, distribute either (x) cash as in the case of a cash distribution or (y) additional ADSs representing such additional Shares as in the case of a distribution of Shares. In either case, the Depositary shall, subject to the terms and conditions of the Deposit Agreement, establish an ADS record date according to paragraph (16) and establish procedures to enable the Holder hereof to elect to receive the proposed distribution in cash or in additional ADSs. If a Holder elects to receive the distribution in cash, the dividend shall be distributed as in the case of a distribution in cash. If the Holder hereof elects to receive the distribution in additional ADSs, the distribution shall be distributed as in the case of a distribution in Shares. Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holder hereof a method to receive the elective distribution in Shares (rather than
ADSs). There can be no assurance that the Holder hereof will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.
         Upon timely receipt by the Depositary of a notice indicating that the Company wishes rights to subscribe for additional Shares (or any rights of any other nature) to be made available to Holders of ADSs, the Depositary upon consultation with the Company, shall determine, whether it is lawful and reasonably practicable to make such rights available to the Holders. The Depositary shall make such rights available to any Holders only if (i) the Company shall request that such rights be made available to Holders, (ii) the Depositary shall receive the documentation contemplated in the Deposit Agreement, and (iii) the Depositary shall determine that such distribution of rights is lawful and reasonably practicable. If such conditions are not satisfied, the Depositary shall sell the rights as described below. In the event all conditions set forth above are satisfied, the Depositary shall establish an ADS Record Date (upon the terms described in the Deposit Agreement) and establish procedures to distribute rights to purchase additional ADSs (by means of warrants or otherwise) and to enable the Holders to exercise the rights (upon payment of applicable (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes). Nothing herein or in the Deposit Agreement shall obligate the Depositary to make available to the Holders a method to exercise rights to subscribe for Shares (rather than ADSs). If (i) the Company does not request the Depositary to make the rights available to Holders or if the Company requests that the rights not be made available to Holders, (ii) the Depositary fails to receive the documentation required by the Deposit Agreement or determines it is not reasonably practicable to make the rights available to Holders, or (iii) any rights made available are not exercised and appear to be about to lapse, the Depositary shall determine whether it is lawful and reasonably practicable to sell such rights, in a riskless principal capacity, at such place and upon such terms (including public and private sale) as it may deem proper. The Depositary shall, upon such sale, convert and distribute proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the Depositary and taxes) upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to make any rights available to Holders or to arrange for the sale of the rights upon the terms described above, the Depositary shall allow such rights to lapse. The Depositary, absent gross negligence and provided the Depositary has made a good faith effort to perform its obligations under this Agreement relevant to the specified circumstances, shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such rights available to Holders in general or any Holders in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale or exercise, or (iii) the content of any materials forwarded to the ADR Holders on behalf of the Company in connection with the rights distribution.
         Notwithstanding anything herein or in the Deposit Agreement to the contrary, if registration (under the Securities Act or any other applicable law) of the rights or the securities to which any rights relate may be required in order for the Company to offer such rights or such securities to Holders and to sell the securities represented by such rights, the Depositary will not distribute such rights to the Holders unless and until a registration statement under the Securities Act (or other applicable law) covering such offering is in effect. In the event that the Company, the Depositary or the Custodian shall be required to withhold and does withhold from any distribution of property (including rights) an amount on account of taxes or other governmental charges, the amount distributed to the Holders of ADSs representing such Deposited Securities shall be reduced accordingly. In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner, including by public or private sale, as the Depositary deems necessary and practicable to pay any such taxes or charges.
         There can be no assurance that Holders generally, or any Holder in particular, will be given the opportunity to exercise rights on the same terms and conditions as the holders of Shares or to exercise such rights. Nothing herein or in the Deposit Agreement shall obligate the Company to file any registration statement in respect of any rights or Shares or other securities to be acquired upon the exercise of such rights.
         Upon receipt of a notice indicating that the Company wishes property other than cash, Shares or rights to purchase additional Shares, to be made to Holders of ADSs, the Depositary shall determine whether such distribution to Holders is lawful and reasonably practicable. The Depositary shall not make such distribution unless (i) the Company shall request the Depositary to make such distribution to Holders, (ii) the Depositary shall receive the documentation contemplated in the Deposit Agreement, and (iii) the Depositary shall determine that such distribution is reasonably practicable. Upon satisfaction of such conditions, the Depositary shall distribute the property so received to the Holders of record, as of the ADS Record Date, in proportion to the number of ADSs held by them respectively and in such manner as the Depositary may deem practicable for accomplishing such distribution (i) upon receipt of payment or net of the applicable fees and charges of, and expenses incurred by, the Depositary, and (ii) net of any taxes withheld. The Depositary may dispose of all or a portion of the property so distributed and deposited, in such amounts and in such manner (including public or private sale) as the Depositary may deem practicable or necessary to satisfy any taxes (including applicable interest and penalties) or other governmental charges applicable to the distribution.
         If the conditions above are not satisfied, the Depositary shall sell or cause such property to be sold in a public or private sale, at such place or places and upon such terms as it may deem proper and shall (1) cause the proceeds of such sale, if any, to be converted into Dollars and (ii) distribute the proceeds of such conversion received by the Depositary (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes) to the Holders upon the terms hereof and of the Deposit Agreement. If the Depositary is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances.
         (15) Redemption. Upon timely receipt of notice from the Company that it
              ----------
intends to exercise its right of redemption in respect of any of the Deposited Securities, and a satisfactory opinion of counsel, and upon determining that such proposed redemption is practicable, the Depositary shall (to the extent practicable) mail to each Holder a notice setting forth the Company's intention to exercise the redemption rights and any other particulars set forth in the Company's notice to the Depositary. Upon receipt of confirmation that the redemption has taken place and that funds representing the redemption price have been received, the Depositary shall convert, transfer, distribute the proceeds (net of applicable (a) fees and charges of, and expenses incurred by, the Depositary, and (b) taxes), retire ADSs and cancel ADRs upon delivery of such ADSs by Holders thereof upon the terms of the Deposit Agreement. If less than all outstanding Deposited Securities are redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as may be determined by the Depositary. The redemption price per ADS shall be the dollar equivalent of per share amount received by the Depositary upon the redemption of the Deposited Securities represented by American Depositary Shares (subject to the terms of the Deposit Agreement and the applicable fees and charges of, and expenses incurred by, the Depositary and taxes) multiplied by the number of Units or Deposited Securities represented by each ADS redeemed.
         (16) Fixing of Record Date. Whenever the Depositary shall receive
              ---------------------
notice of the fixing of a record date by the Company for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution), or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each

ADS, or whenever the Depositary, in cooperation with the Company, shall receive notice of any meeting of, or solicitation of consents or proxies of, holders of Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient in connection with the giving of any notice, or any other matter, the Depositary shall fix a record date ("ADS Record Date") for the determination of the Holders of Receipts who shall be entitled to receive such distribution, to give instructions for the exercise of voting rights at any such meeting, or to give or withhold such consent, or to receive such notice or solicitation or to otherwise take action, or to exercise the rights of Holders with respect to such changed number of Shares represented by each ADS. Subject to applicable law and the Company's Articles of Association and the terms and conditions of this Receipt and the Deposit Agreement, only the Holders of Receipts at the close of business in New York on such ADS Record Date shall be entitled to receive such distributions, to give such instructions, to receive such notice or solicitation, or otherwise take action. The Depositary shall promptly notify the Nasdaq National Market of any action to fix a record date for the ADSs or to close the transfer books for the ADSs.
         (17) Voting of Deposited Securities. As soon as practicable after
              ------------------------------
receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall (if requested in writing in a timely manner by the Company and at the Company's expense) mail to Holders: (a) such notice of meeting or solicitation of consent or proxies, (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company's Articles of Association (Satzung) and the provisions of or governing Deposited Securities to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder's ADS and
(c) a brief statement as to the manner in which such instructions may be given. Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Articles of Association (Satzung) of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions.
         If voting instructions are received by the Depositary from any Holder on or before the date established by the Depositary for the receipt of such instructions, which are signed but without further indication as to specific instructions, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such instructions. Shares or other Deposited Securities represented by ADS for which no specific voting instructions are received by the Depositary from the Holder shall not be voted. Depositary in person, by its nominees or proxies or by written consent (when appropriate) on a pro rata basis proportionate to all other votes actually cast or consents actually obtained with respect to a matter submitted to a shareholder or for which consents are solicited. There can be no assurance that

Holders generally or any Holder in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner. The Depositary will endeavor to ensure that on any date on which it votes or causes to be voted Deposited Securities pursuant to Section 4.10 of the Deposit Agreement, it will have on deposit under the Agreement the number of Deposited Securities with respect to which it has received voting instructions from Holders. In the event that the record date set by the Depositary precedes the German record date, upon the withdrawal of the Deposited Securities evidenced by an ADR, the Depositary will require the Holder of such ADR to certify that such Holder has not voted and will not vote such ADR. If despite such certification requirement, on any such date, the number of Deposited Securities on deposit under the Agreement is less than the number of Deposited Securities with respect to which the Depositary has received voting instructions, the Depositary shall vote or cause to be voted such Deposited Securities in accordance with such instructions adjusting the number of Deposited Securities voted on a pro-rated basis.
         (18) Changes Affecting Deposited Securities. Upon any change in nominal
              --------------------------------------
or par value, split-up, cancellation, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the

Depositary or the Custodian in exchange for, or in conversion of or replacement of or otherwise in respect of, such Deposited Securities shall, to the extent permitted by law, be treated as new Deposited Securities under the Deposit Agreement, and the Receipts shall, subject to the provisions of the Deposit Agreement and applicable law, evidence ADSs representing the right to receive such additional securities. The Depositary may, with the Company's approval, and shall, if the Company shall so request, subject to the terms of the Deposit Agreement and receipt of satisfactory documentation contemplated by the Deposit Agreement, execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts, in either case, as well as in the event of newly deposited Shares, with necessary modifications to the form of Receipt contained in this Exhibit A to the Deposit Agreement, specifically describing such new Deposited Securities or corporate change. Notwithstanding the foregoing, in the event that any security so received may not be lawfully distributed to some or all Holders, the Depositary may, with the Company's approval, and shall if the Company requests, subject to receipt of satisfactory legal documentation contemplated in the Deposit Agreement, sell such securities at public or private sale, at such place or places and upon such terms as it may deem proper and may allocate the net proceeds of such sales (net of (a) fees and charges of, and expenses incurred by, the Depositary and (b) taxes) for the account of the Holders otherwise entitled to such securities and distribute the net proceeds so allocated to the extent practicable as in the case of a distribution received in cash pursuant to the Deposit Agreement. The Depositary shall not be responsible for (i) any failure to determine that it may be lawful or feasible to make such securities available to Holders in general or any Holder in particular, (ii) any foreign exchange exposure or loss incurred in connection with such sale, or
(iii) any liability to the purchaser of such securities.
         (19) Exoneration. Neither the Depositary nor the Company shall be
              -----------
obligated to do or perform any act which is inconsistent with the provisions of the Deposit Agreement or incur any liability (i) if the Depositary or the Company shall be prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and this Receipt, by reason of any provision of any present or future law or regulation of the United States, Germany or any other country, or of any other governmental authority or regulatory authority or stock exchange, or by reason of any provision, present or future of the Articles of Association (Satzung) of the Company or any provision of or governing any Deposited Securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure), (ii) by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement or in the Articles of Association (Satzung) of the Company or provisions of or governing Deposited Securities. (iii) for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, any Beneficial Owner or authorized representative thereof, or any other person believed by it in good faith to be competent to give such advice or information, (iv) for any inability by a Holder or Beneficial Owner to benefit from any distribution, offering, right or other benefit which is made available to holders of Deposited Securities but is not, under the terms of this Deposit Agreement, made available to Holders of ADS or (v) for any consequential or punitive damages for any breach of the terms of this Deposit Agreement. The Depositary, its controlling persons, its agents, any Custodian and the Company, its controlling persons and its agents may rely and shall be protected in acting upon any written notice, request or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.
         (20) Standard of Care. The Company and its agents assume no obligation
              ----------------
and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Company and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents assume no obligation and shall not be subject to any liability under this Deposit Agreement or the Receipts to Holders or Beneficial Owners or other persons, except that the Depositary and its agents agree to perform their obligations specifically set forth in this Deposit Agreement without negligence or bad faith. The Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement. The Depositary shall not incur any liability for any failure to determine that any distribution or action may be lawful or reasonably practicable, for the content of any information submitted to it by the Company for distribution to the Holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the Deposited Securities, for the validity or worth of the Deposited Securities or for any tax consequences that may result from the ownership of ADSs, Shares or Deposited Securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of this Deposit Agreement or for the failure or timeliness of any notice from the Company.
         (21) Resignation and Removal of the Depositary; Appointment of
              ---------------------------------------------------------
Successor Depositary. The Depositary may at any time resign as Depositary under
--------------------
the Deposit Agreement by written notice of resignation delivered to the Company, such resignation to be effective on the earlier of (i) the 60th day after delivery thereof to the Company, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal which notice shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary, or (ii) upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, which removal shall be effective on the earlier of (i) the 60th day after delivery thereof to the Depositary (whereupon the Depositary shall be entitled to take the actions contemplated in Section 6.2 hereof), or (ii) upon the appointment by the Company of a successor depositary and its acceptance of such appointment as hereinafter provided. In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its reasonable efforts to appoint a successor depositary which shall be a bank or trust company having an office in the Borough of Manhattan, the City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor. The predecessor depositary, upon payment of all sums due it hereunder and on the written request of the Company, shall (1) execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder (other than as contemplated in the Deposit Agreement), (ii) duly assign, transfer and deliver all right, title and interest to the Deposited Securities to such successor, and (iii) deliver to such successor a list of the Holders of all outstanding Receipts and such other information relating to Receipts and Holders thereof as the successor may reasonably request. Any such successor depositary shall promptly mail notice of its appointment to such Holders. Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

         (22) Amendment/Supplement. This Receipt and any provisions of the
              --------------------
Deposit Agreement may at any time and from time to time be amended or supplemented by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable without the prior written consent of the Holders or Beneficial Owners. Any amendment or supplement which shall impose or increase any fees or charges (other than the charges in connection with foreign exchange control regulations, and taxes and other governmental charges, delivery and other such expenses), or which shall otherwise prejudice any substantial existing right of Holders or Beneficial Owners, shall not, however, become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment or supplement shall have been given to the Holders of outstanding Receipts. The parties hereto and the Holders hereby agree that any amendments or supplements which (i) are reasonably necessary (as agreed by the Company and the Depositary) in order for
(a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by Holders, shall be deemed not to materially prejudice any substantial rights of Holders or Beneficial Owners. Every Holder and Beneficial Owner at the time any amendment or supplement so becomes effective shall be deemed, by continuing to hold such ADS(s), to consent and agree to such amendment or supplement and to be bound by the Deposit Agreement as amended or supplemented thereby. In no event shall any amendment or supplement impair the right of the Holder to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law. Notwithstanding the foregoing, if any governmental body should adopt new laws, rules or regulations which would require amendment or supplement of the Deposit Agreement to ensure compliance therewith, the Company and the Depositary may amend or supplement the Deposit Agreement and the Receipt at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the Deposit Agreement in such circumstances may become effective before a notice of such amendment or supplement is given to Holders or within any other period of time as required for compliance with such laws, or rules or regulations.
         (23) Termination. The Depositary shall, at any time at the written
              -----------
direction of the Company, terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. If 60 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in herein and in the Deposit Agreement, the

Depositary may terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of the Deposit Agreement, the Holder will, upon surrender of such Holders' Receipt(s) at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of ADSs referred to in Article (2) hereof and in the Deposit Agreement and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of the Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in the Deposit Agreement, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of the Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the Receipts and the Shares, the Deposited Securities and the ADSs, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of the Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except as set forth in the Deposit Agreement.
         (24) Compliance with U.S. Securities Laws. Notwithstanding any
              ------------------------------------
provisions in this Receipt or the Deposit Agreement to the contrary, the withdrawal or delivery of Deposited Securities will not be suspended by the Company or the Depositary except as would be permitted by Section I.A.(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

         (25) Certain Rights of the Depositary; Limitations. Subject to the
              ---------------------------------------------
further terms and provisions of this Article (25), the Depositary, its Affiliates and their agents, on their own behalf, may own and deal in any class of securities of the Company and its Affiliates and in ADSs. The Depositary may issue ADSs against evidence of rights to receive Shares from the Company, any agent of the Company or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares. In its capacity as Depositary, the Depositary shall not lend Shares or ADSs; provided, however, that the Depositary
                                          --------  -------
may (i) issue ADSs prior to the receipt of Shares pursuant to Section 2.3 of the Deposit Agreement and (ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities pursuant to Section 2.7 of the Deposit Agreement, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) accompanied by or subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the

Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary reasonably deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under
(i) above), provided, however, that the Depositary reserves the right to change
            --------  -------
or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre-Release Transactions with any one person on a case by case basis as it reasonably deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

                    (ASSIGNMENT AND TRANSFER SIGNATURE LINES)
FOR VALUE RECEIVED, the undersigned Holder hereby sell(s), assign(s) and transfer(s) unto _________________________________ whose taxpayer identification number is ________________________ and whose address including postal zip code is _________________ the within Receipt and all rights thereunder, hereby irrevocably constituting and appointing ______________________________ attorney-in-fact to transfer said Receipt on the books of the Depositary with full power of substitution in the premises.

                        Dated:
                                      Name:-------------------------------
                                                           By:
                                                           Title:

                                NOTICE: The signature of the Holder to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatsoever.

                                If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his/her full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

                                All endorsements or assignments of Receipts must be guaranteed by a member of a Medallion Signature Program approved by the Securities Transfer Association, Inc.

SIGNATURE GUARANTEED

                                   EXHIBIT B
                                  FEE SCHEDULE
                      DEPOSITARY FEES AND RELATED CHARGES
--------------------------------------------------------------------------------
Service                       Rate                        By Whom Paid
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1)     Issuance of ADSs      Up to $5.00 per 100         Person for whom
upon deposit of Shares        ADSs (or fraction           deposits are made or
(excluding issuances as       thereof) issued.            person receiving ADSs.
a result of distributions
described in paragraph
(4) below).
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(2)     Delivery of           Up to $5.00 per 100         Person surrendering
Deposited Securities,         ADSs (or fraction           ADSs or making
property and cash against     thereof) surrendered.       withdrawal.
surrender of ADSs.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(3)      Distribution of      Up to $2.00 per 100         Person to whom
cash dividends or other       ADSs (or fraction           distribution is made.
cash distributions (i.e.,     thereof) held, unless
                                             ------
sale of rights and other      prohibited by the
entitlements).                exchange upon which
                              the ADSs are listed.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(4)      Distribution of      Up to $5.00 per 100         Person to whom
ADSs pursuant to (i) stock    ADSs (or Fraction           distribution is made.
dividends or other free       thereof) issued,
stock distributions, or       unless prohibited by
                              ------
(ii) exercise of rights.      the exchange upon
                              which the ADSs are
                              listed.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(5)      Transfer of ADRs.    $1.50 per Certificate       Person presenting
                              presented.                  certificate for
                                                          transfer.
--------------------------------------------------------------------------------

II. Charges
    -------

                  Holders, Beneficial Owners, persons depositing Shares for deposit and persons surrendering ADSs for cancellation and for the purpose of withdrawing Deposited Securities shall be responsible for the following charges:
         (i) taxes (including applicable interest and penalties) and other governmental charges;

         (ii) such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited

         Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

         (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or Holders and Beneficial Owners of ADSs;

         (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency;

         (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

         (vi) the fees and expenses incurred by the Depositary in connection with the delivery of Deposited Securities.

     (a)(ii) Amendment No. 1 to Deposit Agreement, dated February 25, 2002

                   INTERSHOP Communications Stock Corporation
                                       AND

                                 CITIBANK, N.A.,
                                  As Depositary

                                       AND

                    HOLDERS AND BENEFICIAL OWNERS OF AMERICAN
                         DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS




                         ------------------------------
                                 Amendment No. 1
                                       to
                                Deposit Agreement



                          Dated as of February 25, 2002

                      AMENDMENT NO. 1 TO DEPOSIT AGREEMENT

        AMENDMENT NO.1 TO DEPOSIT AGREEMENT, is made as of February 25, 2002 (the "Amendment"), by and among INTERSHOP Communications AG a (Aktiengesellschaft), a Stock Corporation organized and existing under the laws of Germany and its successors (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America and acting solely as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued under the Deposit Agreement.

                                 WITNESSETH THAT

        WHEREAS, the parties hereto entered into that certain Deposit Agreement, dated as of September 29, 2000 (the "Deposit Agreement"), to establish a facility to provide for the deposit of the Company's Bearer Ordinary Shares no par value (the "Shares") and the creation of American Depositary Receipts ("ADRs"), evidencing American Depositary Shares ("ADSs"), representing the Shares so deposited and for the execution and delivery of such ADRs evidencing such ADSs;

        WHEREAS, the Company has elected to change the ratio of Shares to ADSs (as set forth in Section 1.2 of the Deposit Agreement) from (i) one (1) Share to two (2) ADSs to (ii) five (5) Shares to one (1) ADS, and desires to amend the Deposit Agreement to effect such change; and,

        WHEREAS, pursuant to Section 6.1 of the Deposit Agreement, the Company and the Depositary deem it necessary and desirable to amend the Deposit Agreement and the Form of ADR annexed thereto as Exhibit A for the purposes set forth herein;

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows:


                                    ARTICLE I

                                  DEFINITIONS
                                 -------------

        SECTION 1.01. Definitions. Unless otherwise defined in this Amendment,
                      -----------
all capitalized terms used, but not otherwise defined, herein shall have the meaning given to such terms in the Deposit Agreement.

                                   ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT
                        -------------------------------

        SECTION 2.01. Deposit Agreement. All references in the Deposit Agreement
                      -----------------
defined), refer to the Deposit Agreement, dated as of September 29, 2000, and as amended by this Amendment.

         SECTION 2.02. Change of Ratio. All references made in the Deposit
                       ---------------
Agreement to two (2) ADSs representing one (1) Share shall, as of the Effective Date (as defined herein), refer to one (1) ADS representing five (5) Shares.


                                   ARTICLE III

                         AMENDMENTS TO THE FORM OF ADR
                         -----------------------------

         SECTION 3.01. Change of Ratio. All references in the ADRs issued and
                       ---------------
outstanding as of the Effective Date made to two (2) ADSs representing one (1) Share shall as of the Effective Date (as defined herein) refer to one (1) ADS representing five (5) Shares.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

         SECTION 4.01.             Representations and Warranties. The Company
                                   -------------------------------
represents and warrants to, and agrees with, the Depositary and the Holders, that:

         (a) This Amendment, when executed and delivered by the Company, and the Deposit Agreement and all other documentation executed and delivered by the Company in connection therewith, will be and have been, respectively, duly and validly authorized, executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

         (b) In order to ensure the legality, validity, enforceability or admissibility into evidence in Germany of this Amendment or the Deposit Agreement as amended hereby, and any other document furnished hereunder or thereunder, as of the date hereof, neither of such agreements need to be filed or recorded with any court or other authority in Germany, nor does any stamp or similar tax need to be paid in Germany on or in respect of such agreements; and

        (c) All of the information provided to the Depositary by the Company in connection with this Amendment is true, accurate and correct.

                                    ARTICLE V

                                  MISCELLANEOUS

        SECTION 5.01. Effective Date. This Amendment is dated as of the date set
                      ---------------
forth above and shall be effective as of such date (the "Effective Date").

        SECTION 5.02. New Receipts. From and after the Effective Date, the
                      ------------
Depositary shall arrange to have new ADRs printed or amended that reflect the change to the form of Receipt effected by this Amendment. All Receipts issued hereunder after the Effective Date, once such new Receipts are available, whether upon the deposit of Shares or other Deposited Securities or upon the transfer, combination or split-up of existing Receipts, shall be substantially in the form of the specimen Receipt attached as Exhibit A hereto. However, Receipts issued prior or subsequent to the date hereof, which do not reflect the change to the form of Receipt effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

        SECTION 5.03. Notice of Amendment to Holders. The Depositary is hereby
                      ------------------------------
directed to send notices informing the Holders of: (i) the terms of this Amendment; (ii) the Effective Date of this Amendment; and, (iii) that the Holders shall be given the opportunity, but that it is unnecessary, to surrender outstanding ADRs.

        SECTION 5.04. Indemnification. The Company agrees to indemnify and hold
                      ---------------
harmless the Depositary (and any and all of its directors, employees and officers) for any and all liability it or they may incur as a result of the terms of this Amendment and the transactions contemplated herein.


        SECTION 5.05. Ratification. Except as expressly amended hereby, the
                      -------------
terms, covenants and conditions of the Deposit Agreement as originally executed shall remain in full force and effect.

        IN WITNESS WHEREOF, the Company and the Depositary have caused this Amendment to be executed by representatives thereunto duly authorized as of the date set forth above.

                                   INTERSHOP COMMUNICATIONS AG
                                   By:      /s/ Stephan Schambach
                                        ------------------------------------
                                   Name:    Stephan Schambach
                                         -----------------------------------
                                   Title:     CEO
                                           ---------------------------------


                                   CITIBANK, N.A., as Depositary

                                   By:      /s/ Brian Teitelbaum
                                        ------------------------------------
                                   Name:    Brian Teitelbaum
                                         -----------------------------------
                                   Title:     Vice President
                                            --------------------------------

                           (f) Rule 466 Certification

                          CERTIFICATION UNDER RULE 466


The Depositary, Citibank, N.A., represents and certifies the following:

(1) That it previously had filed a Registration Statement on Form F-6 (Registration No. 333-11642), which the Commission declared effective with terms of deposit identical to the terms of this Post-Effective Amendment No. 2 to this Form F-6 Registration Statement except for the number of foreign securities a Depositary Share represents.

(2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                      Citibank, N.A., as Depositary


                                      By:   /s/ Frettra M. Miller
                                        ------------------------------------
                                           Name:  Frettra M. Miller
                                           Title: Vice President and Senior
                                                  Counsel